AR 3/17/2003



03015186

CM 8-51212

U SECURITIES AN ___ ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expire: October 31, 2004
Estimated average burden hours per response..........12.00

SEC FILE NUMBER
8- ~~46988~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/02____ AND ENDING ____12/31/02____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _____Energy Spectrum Advisors Inc_____

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

5956 Sherry Lane, Suite 900
(No. and Street)

Dallas	TX	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____KPMG LLP_____
(Name – if individual, state last, first, middle name)

717 North Harwood Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

_____2/27_____, 2003

OATH OR AFFIRMATION

We, Thomas O. Whitener, Jr. and Leland B. White, affirm that, to the best of our
knowledge and belief the accompanying financial statements and supporting schedule
pertaining to the firm of Energy Spectrum Advisors Inc. (the "Company") as of
December 31, 2002, are true and correct. We further affirm that neither the Company nor
any partner, proprietor, principal officer, or director has any proprietary interest in any
account classified solely as that of a customer.

_____
Thomas O. Whitener, Jr.
Chairman, President and Managing Director

_____
Leland B. White
Vice President, Assistant Secretary,
and Managing Director

Subscribed and sworn to before me
this 27 day of February 2003.

_____
Notary Public



717 North Harwood Street
Suite 3100
Dallas, TX 75201-6585

Independent Auditors' Report

The Shareholder
Energy Spectrum Advisors Inc:

We have audited the accompanying balance sheet of Energy Spectrum Advisors Inc (a Texas Corporation) (the Company) as of December 31, 2002, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (the Act). These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audit. The accompanying financial statements of Energy Spectrum Advisors Inc as of December 31, 2001 were audited by other auditors whose report thereon dated January 25, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 26, 2003

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

Balance Sheets

December 31, 2002 and 2001

Assets		2002	2001
Cash	$	890,856	39,597
Accounts receivable		21,560	2,378
Prepaid and other		—	20,700
Due from affiliate		7,457	7,457
Property and equipment, net of accumulated depreciation of $72,410 and $71,310, respectively		2,484	3,584
Total assets	$	922,357	73,716

Liabilities and Stockholder's Equity

		2002	2001
Consulting fees payable to parent	$	866,688	—
Stockholder's equity:			
Common stock		350	350
Additional paid-in capital		184,975	184,975
Retained deficit		(129,656)	(111,609)
Total stockholder's equity		55,669	73,716
Total liabilities and stockholder's equity	$	922,357	73,716

See accompanying notes to financial statements.

2

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

Statements of Income

Years ended December 31, 2002 and 2001

	2002	2001
Income:		
Transaction fees	$ 1,835,445	1,302,107
Advisory fees	440,833	1,793,099
Interest income	1,922	16,371
Total income	2,278,200	3,111,577
Expenses:		
Consulting fees paid to parent	2,266,788	3,210,051
Business development and operating costs	28,359	28,692
Depreciation and amortization	1,100	3,445
Total expenses	2,296,247	3,242,188
Net loss before income taxes	(18,047)	(130,611)
Income taxes	—	2,852
Net loss	$ (18,047)	(127,759)

See accompanying notes to financial statements.

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2002 and 2001

		Common stock	Additional paid-in capital	Retailed earnings (deficit)	Total
Balance, December 31, 2000	$	350	184,975	16,150	201,475
Net loss		—	—	(127,759)	(127,759)
Balance, December 31, 2001		350	184,975	(111,609)	73,716
Net loss		—	—	(18,047)	(18,047)
Balance, December 31, 2002	$	350	184,975	(129,656)	55,669

See accompanying notes to financial statements.

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

Statements of Cash Flows

Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (18,047)	(127,759)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,100	3,445
(Increase) decrease in accounts receivable	(19,182)	110,906
Decrease (increase) in prepaids and other	20,700	(20,700)
Increase (decrease) in accrued liabilities	866,688	(1,337)
Decrease in due to affiliate	—	(2,852)
Net cash provided by (used in) operating activities	851,259	(38,297)
Net change in cash	851,259	(38,297)
Cash, beginning of year	39,597	77,894
Cash, end of year	$ 890,856	39,597
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$ —	—

See accompanying notes to financial statements.

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

Notes to Financial Statements

December 31, 2002 and 2001

(1) Organization

Energy Spectrum Advisors Inc (the Company) was organized as a Texas corporation on October 7, 1997. The Company is a wholly owned subsidiary of Energy Spectrum Securities Corporation (ESSC) and was formed to provide investment banking and financial advisory services primarily to operating entities and sophisticated institutional investors in the oil and gas industry.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The financial statements are presented on the accrual basis of accounting and present the results of operations of the Company for the years ended December 31, 2002 and 2001.

(b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Cash*

Cash represents money market funds held by the Company for general operating purposes.

(d) *Accounts Receivable*

Accounts receivable represents amounts due from clients for expenses incurred in connection with advisory services. Reimbursable expenses are dictated as to types of expenses and maximum reimbursements allowed by signed engagement contracts for each client.

(e) *Prepaid and Other*

Prepaid and other consists of expenses that are prepaid and will be charged to expense as the benefit is realized.

(f) *Due From Affiliate*

Due from affiliate represents a deposit for a portion of a lease for office space for which the Company and an affiliate occupy. The affiliate is named as the lessor on the lease agreement, and the amount is collectible upon the expiration of the lease or reimbursement by the affiliate.

ENERGY SPECTRUM ADVISORS INC

(A Texas Corporation)

Notes to Financial Statements

December 31, 2002 and 2001

(g) Property and Equipment

Property and equipment consists of computer equipment and furniture and fixtures used at the Company's headquarters. The Company calculates depreciation on property and equipment using a method that approximates the straight-line method.

The major classifications of property at December 31, 2002 and 2001 are as follows:

		2002	2001
Computer equipment	$	51,469	51,469
Furniture and fixtures		23,425	23,425
Accumulated depreciation		(72,410)	(71,310)
Total property and equipment, net	$	2,484	3,584

(h) Accrued Liabilities

Accrued liabilities represents consulting fees payable to parent which were incurred in the normal course of business.

(i) Net Capital

The Company's net capital as of December 31, 2002 and 2001 was $24,168 and $39,597, respectively, computed in accordance with SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers* (the Rule). The Company's required net capital pursuant to the Rule is $5,000.

(j) Transaction Fees

The Company earns transaction fees from its clients in accordance with engagement contracts equal to specified percentages of debt and/or securities offerings. These fees are recognized when earned according to the terms of such engagement contracts. The Company generally earns it fees when the respective transaction closes.

(k) Advisory Fees

The Company earns fees for services rendered in connection with providing financial advisory services to clients that are considering potential mergers, acquisitions, divestitures, financial recapitalizations, and financial restructuring opportunities. Advisory fees are recognized when earned for services rendered.

(l) Consulting Fees Paid to Parent

In the course of providing services to its clients, the Company periodically pays consulting fees to its parent.

Effective January 1, 2000, ESSC began paying 90% to 95% or more of routine operating expenses previously incurred and paid by the Company. In return for ESSC incurring such expenses and providing professional assistance to the Company, the Company began paying consulting fees to ESSC out of the Company's revenues, when and if collected, provided that immediately following such payments, the Company's net capital level will continue to be in compliance with the Rule.

(m) *Income Taxes*

The Company is included in the consolidated federal income tax return of ESSC. Pursuant to an informal tax-sharing agreement, the federal income tax provision is determined on the basis of pretax accounting income of the Company computed as if the Company filed a separate federal income tax return. Any current or deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2002 and 2001, the Company had a deferred tax asset for net operating loss carryforwards, which was fully reserved due to uncertainty regarding the Company's ability to generate future taxable income.

The reconciliation between income taxes at the computed statutory income tax rate of 15% for the years ended 2002 and 2001, respectively, to the Company's provision for income taxes is as follows:

	2002	2001
Income tax computed at the federal statutory rate	$ (2,707)	(19,592)
Reconciling items	—	2
Valuation allowance	2,707	16,738
Benefit for income taxes	$ —	(2,852)

(3) Customer Protection – Reserves and Custody Securities

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(i) of such rule. Rule 15c3-3 provides for the maintenance by broker-dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customers' securities.

The Company carries no customer-regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

(4) Related-Party Transactions

During 2002, the Company provided transaction and advisory services to companies for which an affiliate had an investment. The Company recorded revenue of $250,000 in 2002 as a result of these transactions. The Company believes the related-party transactions described above were on terms similar to those services provided to unaffiliated companies.

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

Supplemental Schedule of Computation
of Net Capital for Brokers and
Dealers Pursuant to Rule 15c3-1

December 31, 2002

CRD #45880

Net worth at January 1, 2002	$	73,716
Net income		(18,047)
Net worth at December 31, 2002		55,669
Less nonallowable assets:		
Accounts receivable and due from affiliate		29,017
Property and equipment, net		2,484
Tentative net capital		24,168
Less haircuts		—
Total net capital as defined by Rule 15c3-1		24,168
Minimum net capital required under Rule 15c3-1		5,000
Net capital in excess of minimum requirement (1)	$	19,168

(1) There are no material differences between the above computation and that filed by the Company on its unaudited Form X-17A-5 as of December 31, 2002; therefore, no reconciliation between the two computations is necessary.

See accompanying independent auditors' report.



717 North Harwood Street
Suite 3100
Dallas, TX 75201-6585

**Report of Independent Public Accountants on
Internal Control Structure Required by Rule 17a-5
of the Securities and Exchange Commission**

The Shareholder
Energy Spectrum Advisors Inc:

In planning and performing our audit of the financial statements and supplemental schedule of Energy Spectrum Advisors Inc (the Company) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 has not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of shareholder, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Act and should not be used for any other purpose.

KPMG LLP

February 26, 2003